                                                               FORM 3

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading Symbol
   Smith            Michelle     L.           quiring Statement
   _____________________________________      (Month/Day/Year)         Barnes & Noble, Inc.                NYSE Symbol = BKS
   (Last)           (First)     (Middle)
   c/o Barnes & Noble, Inc.                     6/4/02              5. Relationship of Reporting Person     6. If Amendment,
   122 Fifth Avenue                                                    to Issuer (Check all applicable)        Date of Original
   _____________________________________  3.  I.R.S. Identification                                            (Month/Day/Year)
                (Street)                      Number of Reporing       __ Director       __ 10% Owner
                                              Person, if an Entity
   New York          New York    10011        (Voluntary)             _X_ Officer (give  __ Other (Specify  7. Individual or Joint/
   _____________________________________                                  title below)      below)             Group Filing (Check
   (City)            (State)     (Zip)                                          Vice President,                Applicable Line)
                                                                              HR Administration            _X_ Form filed by One
                                                                              -----------------                Reporting Person
                                                                                                            __ Form filed by more
                                                                                                               than One Reporting
                                                                                                               Person
                                  Table 1 - Non-Derivative Securities Beneficially Owned

1.  Title of Security                 2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
    (Instr. 4)                           Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
                                         (Instr. 4)                  (Instr. 5)
---------------------                    --------------------        ----------------------     -----------------------------

None.

If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                 (Print or Type Responses)

                          Table II - Derivative Securities Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of      4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying       Exercise Price     Form of Deri-    Indirect
-----------------------     (Month/Day/Year)        Derivative Security         of Derivative      vative Sec-      Beneficial
                                                    (Instr. 4)                  Security           urity: Dir-      Ownership
                         ---------------------      ----------------------                         ect (D) or In-   (Instr. 5)
                                       Expira-                     Amount                          Direct (I)
                           Date Exer-  tion                       or Number                        (Instr. 5)
                           cisable     Date           Title       of Shares
                           ---------   -------     -------------  ---------     --------------    --------------    ---------------

Stock Option (Right to Buy)    (1)      3/2/08      Common Stock    2,910          $34.75                D
Stock Option (Right to Buy)    (2)      3/8/09      Common Stock    4,735          $26.00                D
Stock Option (Right to Buy)    (3)      1/4/10      Common Stock    7,500          $19.4375              D
Stock Option (Right to Buy)    (4)      3/6/10      Common Stock    4,733          $16.75                D
Stock Option (Right to Buy)    (5)      3/12/11     Common Stock    2,600          $23.65                D

Explanation of Responses:

(1) One fourth of these options became exercisable on March 3 of each of the years 1999 through 2002.
(2) One fourth of these options became exercisable on March 9 of each of the years 2000 through 2002 and one fourth of these options become exercisable on March 9, 2003.
(3) One fourth of these options became exercisable on January 5 of each of the years 2001 and 2002 and one fourth of these options become exercisable on January 5 of each of the years 2003 and 2004.
(4) One fourth of these options became exercisable on March 7 of each of the years 2001 and 2002 and one fourth of these options become exercisable on March 7 of each of the years 2003 and 2004.
(5) One fourth of these options became exercisable on March 13, 2002 and one fourth of these options become exercisable on March 13 of each of the years 2003 through 2005.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                                  /s/Michelle L. Smith              June 12, 2002
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                               -------------------------------      -----------------
                                                                             **Signature of Reporting Person             Date
                                                                                      Michelle L. Smith

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.                                                     Page 2

                                                 (Print or Type Responses)